ARMAGA VR
immersive virtual reality



Location-based virtual reality, Reimagined.

Overview

STRICTLY PRIVATE AND CONFIDENTIAL

ARMAGA VR
immersive virtual reality

Who We Are

We offer a distinct blend of immersive entertainment for individuals and families at transport hubs and select retail venues.

ARMAGA VR is a Chicagoland amusement startup.

OUR MISSION

We seek to modernize travel and retail shopping experiences through immersive virtual reality technology.

KEYS TO SUCCESS

- Build strong partnership with customers, suppliers & retail venues.
- **Speed to market**: Become the standard for retail entertainment.
- Recruit and retain local tech savvy staff for exceptional guest experience.
- Maintain a robust library of virtual reality content across our studios.

Headquarters: Chicago (Western Suburbs)
Founder: Archie Thompson

What We Offer

- **Augmented and Virtual Reality Entertainment.**
- **Interactive & Immersive Entertainment.**
- **Entertainment for the travelers and shoppers.**


ARMAGA VR
immersive virtual reality

FOUNDER-LED, INNOVATIVE



Archie Thompson
Founder/Sales/BD

- Set strategic direction, oversee partnerships & business growth.

EDUCATION

The University of Chicago
Dominican University
Saint Mary's University of Minnesota

EXPERIENCE

GE Capital
JPMorganChase
citi



ARMAGAVR
immersive virtual reality

PROBLEM

1. Declining attention spans and consumer expectation of more immersive physical experiences.
2. Millennials and Gen-Z desire for on-demand, personal, relevant and accessible entertainment moments.
3. Amusement park and family entertainment centers lack of technology innovation, costly admissions & long wait (~45 to 200 mins).
4. Antiquated and shuttering amusement parks as a result of COVID. Massive entertainment void in the marketplace.



SOLUTION

IMMERSIVE PHYSICAL EXPERIENCES

- Intense bite-sized content with full immersion.
- On-demand and near-instant access to reward moments.
- Cost effective access to the latest technological innovation in immersive entertainment.


ARMAGAVR

VR Roller Coaster


ARMAGAVR

VR Wellness & Relaxation Lounge





VR Space Racing

Available VR Experiences


ARMAGAVR


ARMAGAVR

Advanced Hardware





KEY OPERATING METRICS

- **2019**: Successfully beta-tested in both affluent (Northbrook Court) and middle-class (Chicago Ridge) shopping malls in Illinois from April to October. Strong reception across all demographics and income-level.
  - **November**: Awarded ACDBE (Airport Concessions Disadvantaged Business Enterprise) certification.
  - **December**: Awarded contract at O'Hare T-5 to open first VR studio.
- **2020**: Delivered strong performance **despite COVID-19.**
  - Nominated for **2020 Best Innovative Consumer Experience** Concept or Practice by **ACI** (Airports Council International). More than 15,000 experiences delivered at Orland Sq. Mall.

Over 15K unique experiences delivered this year



Height of COVID Pandemic
(Summer and Fall)
Start of trade war and
COVID pandemic shutdown
(Winter and Spring)
$35K
$25K
$15K
$5K
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

2019 Highlights

Conversions/ Traffic (April - October)



Coaster Lounge Flight Space Racing
4.5
10.0
7.5
8.0
7.5

Upper end dwell time based on experience category. Dwell-time is longer as most customers tend to purchase multiple experiences. Average dwell time per customer is > **15 minutes.**

Time of Day (12 noon - 9 pm)



12 pm
3
6
9

Customers & Conversions (April to Oct)



2,495
5,620
1,882
3,738
Conversions
Live Experiences
Adult Experiences
Kid Experiences

2020 YTD Highlights

Conversions/Traffic (June - Dec)



Coaster Lounge Flight Space Racing
4.5
10.0
7.5
8.0
7.5

Upper end dwell time based on experience category. Dwell-time is longer as most customers tend to purchase multiple experiences. Average dwell time per customer is > **15 minutes.**

TIME OF DAY (11 am - 7 pm)



12 pm
3
6

Customers & Conversions (as of 9/10/20)



2,224
7,858
3,834
4,024
Conversions
Total Experiences
Adult Experiences
Kid Experiences

HOW WE MAKE MONEY



TODAY

Revenue per hardware, per day:

$170/hardware/day x **6 hardware** = $1,000/day
(avg. ticket size of $15 x 67 (avg. guest per day)

IN THE FUTURE

VR EXPERIENCES

$200/hardware/day x **16 hardware** = $3,200/day
(avg. ticket size of $15 x 213 (avg. guest per day)

Pre-COVID
Airport Studio

OUR STUDIO AT O'HARE AIRPORT


Gates M10-M21
Toilets
Concessions
Domestic Baggage/Exit
Concessions
Exit/Domestic Baggage
TAX & DUTY FREE
EXIT


ARMAGA VR







EXAMPLE OF ACTIVE VR STUDIO

Shopping Mall

Launched June 2020 in the height of a pandemic

MARKET OVERVIEW

GROWING CONSUMER DEMEND FOR AMUSEMENT WITH VR/AR/MR LEADING THE WAY (21.6% CAGR thru 2027)[2]



Market size of the AR/VR Market in 2020

$18.8 B (1)

Size of the VR industry by 2027

$92.31 B (2)

Number of people in the United States that will use virtual reality technology at least once per month

52.1 M (2)

Growing Demand

By 2030, **23 million** jobs will be using AR/VR technology with gaming and entertainment being the primary driver. (2)

SOURCES:

1. IDC Research (https://www.idc.com/getdoc.jsp?containerId=prUS45679219, Nov 27, 2020
2. Oberlo (https://www.oberlo.com/blog/virtual-reality-statistics)


COVID has disrupted amusement park attendance - causing pent-up consumer demand for amusement. AR, VR, XR & Spatial Computing is transforming amusement.
We reach engaged consumers through immersive VR experiences.
STRICTLY PRIVATE & CONFIDENTIAL. DO NOT DISCLOSE.

ARMAGA VR
immersive virtual reality

Ready for SOMETHING NEW?



THANK YOU!

CONTACT INFO:

ARMAGA VR
www.armagavr.com

Email: **hello@armagavr.com**